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Corporate News Release
Celanese Reaches Settlement with Frankfurt Airport
DALLAS, November 29, 2006 – Celanese Corporation (NYSE: CE), a global hybrid, integrated chemical company, and its engineered polymers subsidiary, Ticona GmbH, have reached a settlement with the Frankfurt, Germany, Airport (Fraport AG) to relocate Ticona’s Kelsterbach, Germany, business, resolving several years of legal disputes related to the planned Frankfurt airport expansion.
Over a five-year period, Fraport will pay Ticona a total of €650 million for the costs associated with the transition of the business from the current location and the closure of the Kelsterbach plant.
The terms of the settlement will allow Ticona adequate time and resources to select a site, build new production facilities and transition business activities within Germany to a new location by mid-2011. These activities are expected to be completed without interruption to customer supply.
“This cost-neutral and tax-neutral settlement with Fraport satisfies our commitment to customers and benefits shareholders, investors and employees,” said Lyndon Cole, executive vice president of Celanese and president of Ticona.
“The settlement we’ve agreed upon ensures continuous service to our markets at the highest levels at all times,” Cole said. “This solution allows all parties to move forward and Ticona to successfully maintain and expand our position as a global leader in high-performance polymers.”
The settlement is subject to the conclusion of final agreements and approval at Fraport’s annual shareholders meeting in May 2007.
Ticona is currently investigating potential sites for the future production location within Germany. The relocation will affect production and administrative facilities and personnel.
Celanese will hold a conference call today at 9 a.m. Eastern time to discuss the settlement. This call will be available by webcast on www.celanese.com or by phone at the following numbers:
Analyst Dial-in Number: 866.770.7120
Secondary Dial-in Number: 617.213.8065
Participant Passcode: 15749948

Contacts:

Investor Relations	Media — U.S.	Media — Europe
Mark Oberle	Jeremy Neuhart	Michael Kraft
Phone: +1 972 443 4464	Phone: +1 972 443 3750	Phone: +49 69 30514072
Telefax: +1 972 332 9373	Telefax: +1 972 443 8519	Telefax: +49 69 30536787
Email: Mark.Oberle@celanese.com	Jeremy.Neuhart@celanese.com	Email: M.Kraft@celanese.com
As a global leader in the chemicals industry, Celanese Corporation makes products essential to everyday living. Our products, found in consumer and industrial applications, are manufactured in North America, Europe and Asia. Net sales totaled $6.1 billion in 2005, with approximately 60% generated outside of North America. Known for operational excellence and execution of its business strategies, Celanese delivers value to customers around the globe with innovations and best- in-class technologies. Based in Dallas, Texas, the company employs approximately 9,300 employees worldwide. For more information on Celanese Corporation, please visit the company’s website at www.celanese.com.
Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the Company.